
04032037

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Hauser, Inc.
Exact Name of Registrant as Specified in Charter

0000773723
Registrant CIK Number

Form 8-K FOR 6/8/04
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

0-17174
SEC File Number, if available

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of El Segundo, State of California on the 7 day of June 2004.

HAUSER, INC.

By: [signature]
Name: Kenneth C. Cleveland
Title: President and Chief Executive Officer

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS AMENDED MONTHLY OPERATING REPORT FOR THE MONTH ENDED MARCH 31, 2004 IS BEING FILED IN PAPER FORMAT PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

AMENDED MONTHLY OPERATING REPORT

FOR THE MONTH ENDED MARCH 31, 2004

OF

HAUSER, INC. AND ITS WHOLLY OWNED SUBSIDIARY BOTANICALS INTERNATIONAL EXTRACTS, INC.



Office of the United States Trustee

In re: Hauser Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18795-BB	**Debtor In Possession Operating Report** Report Number: **12 - Amended** For the period- FROM: March 1, 2004 TO: March 31, 2004

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

See Attached Sheet

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	19,416	-
Overdue - 31 - 60 Days	-	15,165
Overdue - 61 - 90 Days	1,464	3,150
Overdue - 91 - 120 Days	1,650	500
Overdue - Over 121 Days		365,518
TOTAL	22,529	384,333

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount
GE Capital	Monthly	198	2/12/2004	1	198

* Explanation for Non-Payment:

The Hauser equipment under the GE Capital lease has been returned and we are awaiting a final reconcilliation of amounts due.

4. Tax Liability:

Gross Payroll Expense for Period:

Gross Sales Subject to Sales Tax for Period: N/A

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes	None		
State Payroll and Withholding Taxes	None		
State Sales and Use Taxes	None		291
Real Property Taxes	17-Mar	123,822.51	-

* Attach photocopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Coverage				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Stutman, Treister & Glatt	Attorney	$ 1,036,000
Kaye Scholer LLP	Attorney	$ 496,000
Peitzman, Glassman, Weg & Kempinsky LLP	Attorney	$ 72,000
BDO Seidman	Accountant	$ 10,000
Deloitte & Touche LLP	Accountant	$ 68,000
Willkie Farr & Gallagher	Attorney	$ 161,000

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

Hauser sold at auction its real property and equipment in Longmont, Colorado.

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
6/30/2004	6,997,191	$ 10,000	8/7/2003	$ 10,000	3946	$ -
9/30/2004	3,108,371	$ 10,000	11/6/2003	$ 10,000	4630	$ -
12/31/2004	3,447,790	$ 6,000	2/26/2004	$ 6,000	5161	$ -

I, (Name/Title:) Thomas W. Hanlon, Chief Financial Officer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: May 26, 2004

Debtor In Possession or Trustee
Chief Financial Officer

In re: Hauser Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 12 - Amended

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	4/1/2005	4/1/2005
California	Incl			
Colorado	Incl			
Liability				
HTS	Evanston Insurance/Acordia	$1MM	2/15/2005	4/15/2004
Hauser Longmont	Nautilus/Acordia	$1MM	6/1/2004	6/1/2004
Hauser El Segundo	Essex Insurance	$1MM	3/5/2005	3/5/2005
Property	St. Paul/Acordia	See Below	4/1/2004	4/1/2004
Real Property	St. Paul/Acordia	1,618,532	"	"
Personal Property	St. Paul/Acordia	6,508,698	"	"
Machinery	St. Paul/Acordia	9,654,327	"	"
Business Income	St. Paul/Acordia	1,100,000	"	"
Property of Others	St. Paul/Acordia	985,177	"	"
Theft-Money	St. Paul/Acordia	10,000	"	"
Life (list beneficiary)				
Vehicle	St. Paul/Acordia	1,000,000	4/1/2004	4/1/2004
California	No Autos			
Other	1 vehicle in CO			
Other (specify)				
Flood & Earthquake (DIC)	Mt.Hawley/Great American/Greenwich Insurance Co/Acordia		cancelled	
D&O	XL Specialty/Acordia	10,000,000	11/1/2009	11/1/2009
Excess	St. Paul/Acordia	5,000,000	cancelled	
Employment Practices Liabili	Hudson Insurance/Acordia	1,000,000	11/1/2004	11/1/2004
Cargo	St. Paul/Acordia	1,000,000	cancelled	
Foreign Liability	St. Paul/Acordia	2,000,000	cancelled	
Fiduciary	Chubb/Acordia	1,000,000	3/31/2004	3/31/2004
Crime/Employee Dishonesty	St. Paul/Acordia	200,000	4/1/2004	4/1/2004

In re: Hauser Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 12 - Amended

Hauser, Inc.
March 31, 2004
(dollars in thousands)

"AMENDED"

	Current Month	Twelve Months Ended Year-to-date
	Actual	Actual
Sales	$0	$3,592
Cost of Sales	$54	$3,678
Gross margin	($54)	($86)
Sales and marketing	$0	$412
G & A expenses	$345	$3,582
Total Operating Cost	$345	$3,994
Contribution	**($399)**	**($4,080)**
Corporate Services	($20)	($2,075)
Operating income (loss)	**($379)**	**($2,005)**
New products expense	$0	($377)
Interest expense	($8)	($276)
Profit (Loss) before Other Income	**($387)**	**($2,657)**
Gain/Loss on Sale of Equipment	$727	($3,119)
Income from Discontinued Operations	$0	$500
Chapter 11 Reorganization Costs	($474)	($3,457)
Profit (loss) before tax	**($134)**	**($8,733)**
Income taxes	$0	$0
Net income (loss)	**($134)**	**($8,733)**

In re: Hauser Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 12 - Amended

Miscellaneous Operating Expenses		
	Total Miscellaneous Operating Expenses	

Legal and Professional Fees		
	Total Legal and Professional Fees	

Other Non-Operating Expenses

	Total Other Non-Operating Expenses	



Office of the United States Trustee

In re: Botanicals International Extracts Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18788-BB	Debtor In Possession Operating Report Report Number: 12 Amended For the period- FROM: March 1, 2004 TO: March 31, 2004

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

See Attached Sheet

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days		-
Overdue - 31 - 60 Days	-	-
Overdue - 61 - 90 Days	67	230,726
Overdue - 91 - 120 Days	251	-
Overdue - Over 121 Days		336,226
TOTAL	318	566,952

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount

* Explanation for Non-Payment: ______________________

4. Tax Liability:

Gross Payroll Expense for Period: N/A

Gross Sales Subject to Sales Tax for Period: N/A

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes			N/A
State Payroll and Withholding Taxes			N/A
State Sales and Use Taxes			-
Real Property Taxes			-

* Attach photocopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Coverage				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Unpaid Professional Fees are listed in		
Hauser, Inc.'s Operating Report		

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
6/30/2003	None	$ 250	8/1/2003	$ 250	3902	$ -
9/30/2003	5,332,810	$ 250	11/20/2003	$ 250	4690	$ -
9/30/2003	5,332,810	$ 7,750	12/29/2003	$ 7,750	4888	$ -
12/31/2003	9,581,934	$ 12,000	2/26/2004	$ 12,000	5165	$ -

I, (Name/Title:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: May 26, 2004

Debtor In Possession or Trustee
Secretary/Treasurer

In re: **Botanicals International Extracts Inc.**
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 12 Amended

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	4/1/2005	4/1/2005
California	Incl			
Colorado	Incl			
Liability				
HTS	Evanston Insurance/Acordia	$1MM	2/15/2005	4/15/2004
Hauser Longmont	Nautilus/Acordia	$1MM	6/1/2004	6/1/2004
Hauser El Segundo	Essex Insurance	$1MM	3/5/2005	3/5/2005
Property	St. Paul/Acordia	See Below	4/1/2004	4/1/2004
Real Property	St. Paul/Acordia	1,618,532	"	"
Personal Property	St. Paul/Acordia	6,508,698	"	"
Machinery	St. Paul/Acordia	9,654,327	"	"
Business Income	St. Paul/Acordia	1,100,000	"	"
Property of Others	St. Paul/Acordia	985,177	"	"
Theft-Money	St. Paul/Acordia	10,000	"	"
Life (list beneficiary)				
Vehicle	St. Paul/Acordia	1,000,000	4/1/2004	4/1/2004
California	No Autos			
Other	1 vehicle in CO			
Other (specify)				
Flood & Earthquake (DIC)	Mt.Hawley/Great American/Greenwich Insurance Co/Acordia		cancelled	
D&O	XL Specialty/Acordia	10,000,000	11/1/2009	11/1/2009
Excess	St. Paul/Acordia	5,000,000	cancelled	
Employment Practices Liabili	Hudson Insurance/Acordia	1,000,000	11/1/2004	11/1/2004
Cargo	St. Paul/Acordia	1,000,000	cancelled	
Foreign Liability	St. Paul/Acordia	2,000,000	cancelled	
Fiduciary	Chubb/Acordia	1,000,000	3/31/2004	3/31/2004
Crime/Employee Dishonesty	St. Paul/Acordia	200,000	4/1/2004	4/1/2004

In re: Botanicals International Extracts Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 12 Amended

Botanicals International Extracts, Inc.
March 31, 2004 - Final
(dollars in thousands)

"AMENDED"

	Current Month Actual	Twelve Months Ended Year-to-date Actual
Sales	479	16,954
Cost of Sales	1	12,859
Gross margin	478	4,095
Sales and marketing	-	1,517
G & A expenses	0	646
Total	0	2,162
Contribution	**478**	**1,933**
Corporate Services	-	1,635
Operating income (loss)	**478**	**299**
Interest expense	-	(289)
Profit (Loss) before Other Income (Expense) & Discontinued Operation	**478**	**10**
Gain/(Loss) on Disposal of Assets	-	(609)
Chapter 11 Reorganization Costs	-	-
Profit (loss) before tax	**478**	**(599)**
Income taxes	-	-
Net income (loss)	**478**	**(599)**

In re: Botanicals International Extracts Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 12 Amended

Miscellaneous Operating Expenses		
Total Miscellaneous Operating Expenses		

Legal and Professional Fees		
Total Legal and Professional Fees		

Other Non-Operating Expenses

Total Other Non-Operating Expenses		

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS AMENDED MONTHLY OPERATING REPORT FOR THE MONTH ENDED APRIL 30, 2004 IS BEING FILED IN PAPER FORMAT PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

AMENDED MONTHLY OPERATING REPORT

FOR THE MONTH ENDED APRIL 30, 2004

OF

HAUSER, INC.



Office of the United States Trustee

In re: Hauser Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18795-BB	**Debtor In Possession Operating Report** Report Number: **13 Amended** For the period- FROM: April 1, 2004 TO: April 30, 2004

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

See Attached Sheet

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	6,704	-
Overdue - 31 - 60 Days	-	-
Overdue - 61 - 90 Days	1,258	15,165
Overdue - 91 - 120 Days	1,961	3,150
Overdue - Over 121 Days	(22)	366,019
TOTAL	9,900	384,334

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount
GE Capital	Monthly	198	2/12/2004	1	198
Bay 4 Capital	Monthly	1,000	4/15/2004	1	1,000
Micron Commercial Services	Quarterly	93	2/15/2004	1	93

* Explanation for Non-Payment:

The Hauser equipment under the GE Capital lease has been returned and we are awaiting a final reconcilliation of amounts due.

Hauser is in the process of finalizing an extension at a reduced cost with Bay 4 Capital

Hauser is in the process of finalizing a purchase agreement with Micron on the leased equipment

4. Tax Liability:

Gross Payroll Expense for Period: ________

Gross Sales Subject to Sales Tax for Period: N/A

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes	None		
State Payroll and Withholding Taxes	None		
State Sales and Use Taxes	None		291
Real Property Taxes - Weld County	4/24/04	1,404	
Real Property Taxes - Adams County	4/15/04	23,874	-

* *Attach photocopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.*

5. Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Coverage				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Stutman, Treister & Glatt	Attorney	$ 833,000
Kaye Scholer LLP	Attorney	$ 376,000
Peitzman, Glassman, Weg & Kempinsky LLP	Attorney	$ 47,000
Hogan & Hartson, LLP	Attorney	$ 118,000
BDO Seidman	Accountant	$ 10,000
Deloitte & Touche LLP	Accountant	$ 52,000
Willkie Farr & Gallagher	Attorney	$ 128,000

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
6/30/2004	6,997,191	$ 10,000	8/7/2003	$ 10,000	3946	$ -
9/30/2004	3,108,371	$ 10,000	11/6/2003	$ 10,000	4630	$ -
12/31/2004	3,447,790	$ 6,000	2/26/2004	$ 6,000	5161	$ -
3/31/2004	1,185,120	$ 5,000	5/5/2004	$ 5,000	5321	$ -

I, (Name/Title:) Thomas W. Hanlon, Chief Financial Officer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: May 26, 2004

Debtor In Possession or Trustee
Chief Financial Officer

In re: Hauser Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 13 Amended

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	4/1/2005	4/1/2005
California	Incl			
Colorado	Incl			
Liability				
HTS	Evanston Insurance/Acordia	$1MM	5/15/2005	5/15/2004
Hauser Longmont	Nautilus/Acordia	$1MM	cancelled	
Hauser El Segundo	Essex Insurance	$1MM	cancelled	
Property	St. Paul/Acordia	See Below	6/1/2004	6/1/2004
Real Property	St. Paul/Acordia	514,000	"	"
Personal Property	St. Paul/Acordia	1,252,243	"	"
Machinery	St. Paul/Acordia	2,551,000	"	"
Business Income	St. Paul/Acordia	500,000	"	"
Property of Others	St. Paul/Acordia	Scheduled-"Beer" $900	"	"
Theft-Money	St. Paul/Acordia	Employee Theft 200K, Money Inside/Outside $20K/10K	"	"
Life (list beneficiary)				
Vehicle	St. Paul/Acordia	1,000,000	6/1/2004	6/1/2004
California	No Autos			
Other	1 vehicle in CO			
Other (specify)				
Flood & Earthquake (DIC)	Mt.Hawley/Great American/Greenwich Insurance Co/Acordia		cancelled	
D&O	XL Specialty/Acordia	10,000,000	11/1/2009	11/1/2009
Excess	St. Paul/Acordia	5,000,000	cancelled	
Employment Practices Liabili	Hudson Insurance/Acordia	1,000,000	11/1/2004	11/1/2004
Cargo	St. Paul/Acordia	1,000,000	cancelled	
Foreign Liability	St. Paul/Acordia	2,000,000	cancelled	
Fiduciary	Chubb/Acordia	1,000,000	4/30/2005	4/30/2005
Crime/Employee Dishonesty	St. Paul/Acordia	200,000	6/1/2004	6/1/2004

In re: Hauser Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 13 Amended

Hauser, Inc.
April 30, 2004
(dollars in thousands)

"AMENDED"

	Current Month Actual	One Month Ended Year-to-date Actual
Sales	$0	$0
Cost of Sales	$0	$0
Gross margin	0	0
Sales and marketing	0	0
G & A expenses	123	123
Total Operating Cost	123	123
Contribution	(123)	(123)
Corporate Services	(20)	(20)
Operating income (loss)	(103)	(103)
New products expense	0	0
Interest expense	0	0
Profit (Loss) before Other Income	(103)	(103)
Gain/Loss on Sale of Equipment	0	0
Income from Discontinued Operations	150	150
Chapter 11 Reorganization Costs	(135)	(135)
Profit (loss) before tax	(88)	(88)
Income taxes	-	-
Net income (loss)	($88)	($88)

In re: Hauser Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 13 Amended

Miscellaneous Operating Expenses		
	Total Miscellaneous Operating Expenses	

Legal and Professional Fees		
	Total Legal and Professional Fees	

Other Non-Operating Expenses

	Total Other Non-Operating Expenses	